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                          February 6, 2023

       Siddhartha Kadia
       Chief Executive Officer
       Berkeley Lights, Inc.
       5858 Horton Street, Suite 320
       Emeryville, California 94608

                                                        Re: Berkeley Lights,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 30,
2023
                                                            File No. 333-269466

       Dear Siddhartha Kadia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Damien Zoubek, Esq.